UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40858

XORTX Therapeutics Inc.
(Translation of registrant's name into English)

3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XORTX Therapeutics Inc.
(Registrant)

Date: September 6, 2024	/s/ Allen Davidoff
Allen Davidoff
Chief Executive Officer

EXHIBIT INDEX

99.1	News release dated September 6, 2024